UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- .

TABLE OF CONTENTS

Exhibits
99.1	Labopharm To Host Conference Call Thursday, November 2, 2006 at 8:30 A.M. (ET) – Management to Discuss Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date:	October 26, 2006	By:	/s/ Lynda Covello
		Name:	Ms. Lynda Covello
		Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE:

Labopharm To Host Conference Call

Thursday, November 2, 2006 at 8:30 A.M. (ET)

– Management to discuss third quarter financial results –

LAVAL, Quebec (October 25, 2006) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) today announced that it will host a conference call on Thursday, November 2, 2006 at 8:30 a.m. (ET) to discuss its third quarter 2006 financial results. Labopharm will report its third quarter 2006 financial results via news release at approximately 7:00 a.m. the same day.

To access the conference call by telephone, dial 416-644-3417 or 1-866-250-4910. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Thursday, November 9, 2006 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21206176#.

A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating Contramid®, the Company’s proprietary advanced controlled-release technology. Labopharm’s lead in-house product, a once-daily formulation of the analgesic tramadol, has received regulatory approval in 22 European countries and commercial launch of the product across Europe is underway. In the U.S., the Company has received an Approvable Letter from the FDA and is working with its marketing partner for the U.S., Purdue Pharma, to prepare for the launch of the product upon final approval. The Company’s pipeline includes a combination of in-house and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties relating to the Company’s once-daily tramadol product in the United States that could cause actual results to differ materially from those indicated in the forward looking statements. These statements reflect the Company’s current expectations regarding future events. Specifically the risks and uncertainties the Company faces include but are not limited to: the Company’s ability to resolve the issues identified by the FDA to the FDA’s satisfaction in a timely manner; the uncertainties related to the regulatory process, including regulatory approval, and the commercialization of the drug thereafter. There can be no assurance that the Company will be able to resolve the issues identified by the FDA using existing data, or at all. If the Company is unable to resolve the issues identified by the FDA using existing data, it would need to generate additional data in order to obtain FDA approval. The Company’s once-daily formulation of tramadol may not be legally marketed in the United States prior to approval by the FDA. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

At Labopharm	At The Equicom Group
James Howard-Tripp	Jason Hogan – Toronto
President and Chief Executive Officer	Investor and Media Relations
Tel: (450) 686-1017	Tel: (416) 815-0700
ir@labopharm.com	jhogan@equicomgroup.com